SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          CELEBRITY ENTERTAINMENT, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    150924504
                                 (CUSIP Number)

                       JULIA K. O'NEILL, FLEMING & O'NEILL
           TWO NEWTON PLACE, SUITE 200, NEWTON, MA 02158 (617) 965-8990 (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                     11/5/96
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150924504

1)  Name of Reporting Person
    S. S. or I. R. S. Identification No. of Above Person

      Energex, Inc.

 2) Check the Appropriate Box if a Member of a Group (See Instructions)

  (a)

  (b)

3) SEC Use Only

4) Source of Funds (See Instructions)
      WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization
      U.S. - Texas

Number of       (7)   Sole Voting Power
      Shares               7,000,000
      Bene-
      ficially  (8)   Shared Voting Power
      Owned by             0
      Each
      Report-   (9)   Sole Dispositive Power
         ing               7,000,000
      Person
      With      (10)  Shared Dispositive Power
                           0

11) Aggregate Amount Beneficially Owned by Each Reporting Person
      7,000,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)
      46%

14) Type of Reporting Person (See Instructions)
      CO

                                 SCHEDULE 13D
                                 ENERGEX, INC.


Item 1.  Security and Issuer

Common Stock
Celebrity Entertainment, Inc.
214 Brazilian Ave.
Suite 400
Palm Beach, Florida 33480

Item 2.  Identity and Background

(a)   Energex, Inc. (Reporting Person)
(b)   Place of organization:   Texas
(c)   Principal Business:   Oil & Gas Procurement and Sales
      Address:   P.O. Box 1424, Abilene, TX 79604
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.


(a)   Douglas R. Pedrie (Sole Officer and Director of Energex, Inc.)
(b)   P.O. Box 1424, Abilene, TX 79604
(c)   Oil & Gas Management
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.
(f)   U.S. Citizen.

Item 3. Source and Amount of Funds or Other Consideration

Energex, Inc. purchased 7,000,000 shares of common stock of the issuer on November 5, 1996, in exchange for its secured promissory note in the amount of $1,312,500.


Item 4. Purpose of Transaction

Energex, Inc. purchased the shares reported for investment purposes. Energex, Inc. and the issuer are currently exploring the possibility of a business combination of the two entities. No definitive arrangements for such a combination are currently in place.

Item 5.  Interest in Securities of the Issuer

(a) Energex, Inc. is the beneficial and direct owner of 7,000,000 shares of common stock of the issuer, or 46%.

(b) Energex, Inc. has sole power to vote and dispose of all shares owned by it.

(c) No transactions in the securities of the issuer, other than the transaction reported herein, were effected by the listed persons during the past sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Promissory Note (Exhibit A), Security Agreement (Exhibit B) and Consent Letter of Shareholder (Exhibit C) are hereby incorporated by reference in their entirety.

Item 7.  Material to be Filed as Exhibits

Exhibit A - Promissory Note
Exhibit B - Security Agreement
Exhibit C - Consent Letter of Shareholder

Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


11/18/96                                  Energex, Inc.
Date
                                          By: /s/ Douglas R. Pedrie, President
                                          Douglas R. Pedrie, President


                            EXHIBIT A TO SCHEDULE 13D

                             SECURED PROMISSORY NOTE

$1,312,500                                                      November 5, 1996

      For value received, Energex, Inc., a Texas corporation ("Energex") promises to pay to the order of Celebrity Entertainment, Inc., a Delaware corporation with a principal address of 214 Brazilian Ave., Suite 400, Palm Beach, Florida 33480 (the "Holder") the principal sum of One Million Three Hundred Twelve Thousand Five Hundred Dollars ($1,312,500) with interest at the rate of twelve percent (12%) per annum.

      Principal shall be due and payable on June 30, 1997. Interest shall accrue on the amount of the principal balance outstanding hereunder from time to time at the rate of twelve percent (12%) per annum and shall be paid on the eighth business day of each calendar month from and after the date hereof. From and after the occurrence of any failure to pay any portion of interest or principal when due in accordance with the terms hereof (an "Event of Default"), interest shall accrue on the amount of the principal balance outstanding hereunder at the rate of fourteen percent (14%) per annum. Interest accruing at such rate shall be payable on demand. Interest shall be calculated on the basis of a 360-day year and the actual number of days elapsed in any portion of a month for which interest may be due.

      This Note may be prepaid in whole or in part at any time prior to the due date at the option of Energex without premium, penalty or other fees. All payments made pursuant to this Note shall be applied first to interest due and then to principal.

      Payment of this Note is secured as set forth in a Security Agreement of even date herewith made by Energex to Holder.

      No delay or omission by the Holder in exercising or enforcing any of the Holder's powers, rights, privileges, remedies or discretions hereunder shall operate as a waiver thereof on that occasion nor on any other occasion. No waiver of any default hereunder shall operate as a waiver of any other default hereunder, nor as a continuing waiver. Energex agrees to pay on demand all costs of collection, including reasonable attorneys' fees, incurred by the Holder in enforcing the obligations created by this Note.

      THIS NOTE SHALL BE GOVERNED BY THE LAWS OF THE STATE OF FLORIDA, AND SHALL TAKE EFFECT AS A SEALED INSTRUMENT.

WITNESS:                                        Energex, Inc.

/s/ Tina Reynolds                               By: /s/Douglas R. Pedrie
                                                Douglas R. Pedrie, President


                            EXHIBIT B TO SCHEDULE 13D

                               SECURITY AGREEMENT

      This SECURITY AGREEMENT (the "Agreement") is dated as of November 5, 1996 and made by Energex, Inc., a Texas corporation (the "Debtor"), in favor of Celebrity Entertainment, Inc., a Delaware corporation with a principal address of 214 Brazilian Ave., Suite 400, Palm Beach, Florida 33480 ("Secured Party").



                                R E C I T A L S :

      A. Debtor is indebted to Secured Party pursuant to a certain Promissory Note dated as of November 5, 1996 in the original principal amount of $1,312,500 (the "Note");

      B. Debtor is the owner of the Pledged Collateral (as hereinafter defined).

      C. This Agreement is given by Debtor in favor of the Secured Party for its benefit to secure the payment and performance of its obligations pursuant to the Note (the "Secured Obligations").

                               A G R E E M E N T :

      NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Debtor and Secured Party hereby agree as follows:

      Section 1. Grant of Security Interests. As collateral security for the prompt and complete payment and performance when due of Debtor s obligations pursuant to the Note, Debtor hereby pledges, assigns, transfers and grants to Secured Party a continuing first priority security interest in and to all assets, tangible and intangible, of Debtor, whether now owned or hereafter acquired, ans all proceeds thereof (the "Pledged Collateral"); provided that, notwithstanding anything set forth herein to the contrary, the foregoing grant of a security interest shall not include a security interest in, and the Pledged Collateral shall not include, any contract or intangible if the granting of a security interest therein is prohibited by law or by the terms and provisions of the written agreement, document or instrument creating or evidencing such contract or intangible or rights related thereto.

      Section 2. Representations, Warranties and Covenants. Debtor represents, warrants and covenants as follows:

      (a) No liens. Debtor is as of the date hereof, and, as to Pledged Collateral acquired by it from time to time after the date hereof, Debtor will be the owner of all Pledged Collateral free from any lien or other right, title or interest of any person or entity, and Debtor shall defend the Pledged Collateral against all claims and demands of all persons and entities at any time claiming any interest therein adverse to Secured Party.

      (b) Other Financing Statements. So long as any of the Secured Obligations remains unpaid and this Agreement remains in effect, Debtor shall not execute or authorize to be filed in any public office any financing statement (or similar statement or instrument of registration under the law of any jurisdiction) or statements relating to the Pledged Collateral, except financing statements filed or to be filed in respect of and covering the security interests granted hereby by Debtor.

      (c) Chief Executive Office; Records. The chief executive office of Debtor is located at Abilene, Texas. Debtor shall not move its chief executive office, except to such new location as Debtor may establish in accordance with the last sentence of this Section 2(c). Other than with respect to transactions occurring in the ordinary course of Debtor s business (to which Secured Party consents notwithstanding contrary provisions of this Agreement), all Pledged Collateral and all books of account and records of Debtor relating to the Pledged Collateral are, and will continue to be, kept at the location(s) specified on Exhibit A, or such new location(s) as Debtor may establish in accordance with the last sentence of this Section 2(c). Debtor shall not establish a new location for any of the Pledged Collateral nor shall it change its name until (i) it shall have given to Secured Party not less than 45 days prior written notice of its intention so to do, clearly describing such new location or name (which shall be in the continental United States of America) and providing such other information in connection therewith as Secured Party may request, and (ii) with respect to such new location or name, Debtor shall have taken all action satisfactory to Secured Party to maintain the perfection and proof of the security interest of Secured Party in the Pledged Collateral intended to be granted hereby, including, without limitation, obtaining waivers of landlord's or warehouseman's liens with respect to such new location.

      (d) Authorization, Enforceability. Debtor has full corporate power, authority and legal right to pledge and grant a security interest in all the Pledged Collateral pursuant to this Agreement, and this Agreement constitutes the legal, valid and binding obligation of Debtor, enforceable against Debtor in accordance with its terms.

      (e) No Consents, etc. No consent of any other party and no consent, authorization, approval, or other action by, and no notice to or filing with, any governmental authority (other than a court in connection with the exercise of judicial remedies by Secured Party) or regulatory body is required either (x) for the pledge by Debtor of the Pledged Collateral pursuant to this Agreement, or for the execution, delivery or performance of this Agreement by Debtor or
(y) for the exercise by Secured Party of the rights provided for in this Agreement or the remedies in respect of the Pledged Collateral pursuant to this Agreement.

      Section 3.  Provisions Concerning Pledged Collateral.

      (a) Protection of Secured Party's Security. Debtor shall not take any action that impairs the rights of Secured Party in the Pledged Collateral. Debtor shall at all times keep the tangible Pledged Collateral insured in favor of Secured Party, at the Debtor s own expense, to Secured Party's reasonable satisfaction against fire, theft and all other risks to which the Pledged Collateral may be subject, in such amounts (but in no event greater than the replacement cost thereof) and with such deductibles as would be maintained by operators of businesses similar to the business of Debtor or as Secured Party may otherwise require. Each policy or certificate with respect to such insurance shall be endorsed to Secured Party's satisfaction for the benefit of Secured Party (including, without limitation, by naming Secured Party as an additional named insured or an additional loss payee as Secured Party may request) and such policy or certificate shall be delivered to Secured Party. Each such policy shall state that it cannot be canceled without 30 days' prior written notice to Secured Party. At least 30 days prior to the expiration of any such policy of insurance, Debtor shall deliver to Secured Party an extension or renewal policy or an insurance certificate evidencing renewal or extension of such policy. If Debtor shall fail to insure such Pledged Collateral to Secured Party's reasonable satisfaction or if Debtor shall fail to so endorse and deposit, or to extend or renew, all such insurance policies or certificates with respect thereto, Secured Party shall have the right (but shall be under no obligation) to advance funds to procure or renew or extend such insurance and Debtor agrees to reimburse Secured Party for all costs and expenses thereof, with interest on all such funds from the date advanced at the highest rate then payable under the Note. In the event of insurable loss or damage to any Pledged Collateral, then Secured Party must use such proceeds to repair, replace or improve damaged Pledged Collateral unless Secured Party within thirty (30) days after the receipt of such proceeds commences the repossession of the Pledged Collateral upon an Event of Default in accordance with the provisions of Section 5 hereof.

      (b) Maintenance of Pledged Collateral. Subject to transactions in the ordinary course of Debtor s business, Debtor shall cause the Pledged Collateral to be maintained and preserved in the same condition, repair and working order as when purchased by Debtor, ordinary wear and tear excepted, and to the extent consistent with past business practice.

      (c) Payment of Taxes; Claims. Debtor shall pay promptly when due all property and other taxes, assessments and governmental charges or levies imposed upon, and all claims (including claims for labor, materials and supplies) against, the Pledged Collateral.

      (d) Financing Statements. Debtor shall sign and deliver to Secured Party such financing and continuation statements, in form acceptable to Secured Party, as may from time to time be reasonably requested by Secured Party in order to continue and maintain a valid, enforceable, first priority security interest in, the Pledged Collateral as provided herein and the other rights, as against third parties, provided hereby. Debtor authorizes Secured Party to file any such financing or continuation statements without the signature of Debtor.

      (e) Nothing in this Section 3 shall be deemed to prohibit (i) the sale of inventory and the collection of receivables by Debtor in the ordinary course of business, or (ii) the disposition and replacement of obsolete assets.

      Section 4. Transfers and Other Liens. Debtor agrees that it will not, except as otherwise expressly permitted by Secured Party (i) sell, convey, assign or otherwise dispose of, or grant any option with respect to, any of the Pledged Collateral or (ii) create or permit to exist any lien upon or with respect to any of the Pledged Collateral other than the lien and security interest granted to Secured Party under this Agreement.

      Section 5.  Remedies.

      (a) Remedies; Obtaining the Pledged Collateral Upon Event of Default. If any Event of Default as defined in the Note shall have occurred and be continuing, then and in every such case, Secured Party may, at any time or from time to time during the continuance of such Event of Default:

            (i) Personally, or by agents or attorneys, immediately take possession of the Pledged Collateral or any part thereof, from Debtor or any other person who then has possession of any part thereof with or without notice or process of law, and for that purpose may enter upon Debtor's premises where any of the Pledged Collateral is located and remove such Pledged Collateral and use in connection with such removal any and all services, supplies, aids and other facilities of Debtor;

            (ii) Instruct the obligor or obligors on any agreement, instrument or other obligation constituting the Pledged Collateral to make any payment required by the terms of such instrument or agreement directly to Secured Party; provided, however, that in the event that any such payments are made directly to Debtor, Debtor shall segregate all amounts received pursuant thereto in a separate account and pay the same promptly to Secured Party;

            (iii) Sell, assign or otherwise liquidate, or direct Debtor to sell, assign or otherwise liquidate, any or all investments made in whole or in part with the Pledged Collateral or any part thereof, and take possession of the proceeds of any such sale, assignment or liquidation;

            (iv) Take possession of the Pledged Collateral or any part thereof, by directing Debtor in writing to deliver the same to Secured Party at any place or places designated by Secured Party, in which event Debtor shall at its own expense: (a) forthwith cause the same to be moved to the place or place so designated by Secured Party and there delivered to Secured Party; (b) store and keep any Pledged Collateral so delivered to Secured Party at such place or places pending further action by Secured Party as provided in Section 5(b); and (c) while the Pledged Collateral shall be so stored and kept, provide such guards and maintenance services as shall be necessary to protect the same and to preserve and maintain them in good condition.

      (b)   Remedies: Disposition of the Pledged Collateral.

            (i) Upon the occurrence and during the continuation of an Event of Default, the Secured Party may from time to time exercise in respect of the Pledged Collateral, in addition to other rights and remedies provided for herein or otherwise available to it, all the rights and remedies of a secured party under the Uniform Commercial Code at the time of an event of default, and the Secured Party may also in its sole discretion, without notice except as specified below, sell the Pledged Collateral or any part thereof in one or more parcels at public or private sale, at any exchange, broker's board or at any of the Secured Party's offices or elsewhere, for cash, on credit or for future delivery, and at such price or prices and upon such other terms as the Secured Party may deem commercially reasonable. The Secured Party may be the purchaser of any or all of the Pledged Collateral at any such sale and shall be entitled, for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Pledged Collateral sold at such sale, to use and apply any of the Secured Obligations owed to such person as a credit on account the purchase price of any Pledged Collateral payable by such person at such sale. Each purchaser at any such sale shall acquire the property sold absolutely free from any claim or right on the part of Debtor, and Debtor hereby waives, to the full extent permitted by law, all rights of redemption, stay or appraisal hereafter enacted. The Secured Party shall not be obligated to make any sale of Pledged Collateral regardless of notice of sale having been given. The Secured Party may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.
      Debtor hereby waives, to the fullest extent permitted by law, any claims against the Secured Party arising by reason of the fact that the price at which any Pledged Collateral may have been sold at such a private sale was less than the price which might have been obtained at a public sale, even if the Secured Party accepts the first offer received and does not offer such Pledged Collateral to more than one offeree.

            (ii) Debtor agrees that, to the extent notice of sale shall be required by law, 10 days' notice from Secured Party of the time and place of any public sale or of the time after which a private sale or other intended disposition is to take place shall be commercially reasonable notification of such matters. No notification need be given to Debtor if it has signed, after the occurrence of an Event of Default, a statement renouncing or modifying any right to notification of sale or other intended disposition. In addition to the rights and remedies provided in this Agreement, Secured Party shall have all the rights and remedies of a secured party under the Uniform Commercial Code.

      Section 6. Application of Proceeds. The proceeds of any Pledged Collateral obtained pursuant to the exercise of any remedy set forth in Section 5 shall be applied, together with any other sums then held by Secured Party pursuant to this Agreement, promptly by Secured Party:

      First, to the payment of all costs and expenses, fees, commissions and taxes of such sale, collection or other realization, including, without limitation, reasonable compensation to the Secured Party and its agents and counsel, and all expenses, liabilities and advances made or incurred by the Secured Party in connection therewith;

      Second, to the indefeasible payment in full in cash of the Secured Obligations, ratably according to the unpaid amounts thereof, without preference or priority of any kind among amounts so due and payable; and

      Third, to Debtor, or its successors or assigns, or to whomsoever may be lawfully entitled to receive the same or as a court of competent jurisdiction may direct, of any surplus remaining from such proceeds.

      Section 7. Modifications in Writing. No amendment, modification, supplement, termination or waiver of or to any provision of this Agreement, nor consent to any departure by Debtor therefrom, shall be effective unless the same shall be writing and signed by the Secured Party. Any amendment, modification or supplement of or to any provision of this Agreement, any waiver of any provision of this Agreement, and any consent to any departure by Debtor from the terms of any provision of this Agreement, shall be effective only in the specific instance and for the specific purpose for which made given. Except where notice is specifically required by this Agreement or the Note, no notice to or demand on Debtor in any case shall entitle Debtor to any other or further notice or demand in similar or other circumstances.

      Section 8. Termination; Release. When all the Secured Obligations have been indefeasibly paid in full and have been terminated, this Agreement shall terminate. Upon termination of this Agreement in the event of payment in full of the Secured Obligations, Secured Party shall, upon the request and at the expense of Debtor, forthwith assign, transfer and deliver to Debtor, proper instruments (including Uniform Commercial Code termination statements on Form UCC-3) acknowledging the termination of this Agreement.

      Section 9. Notices. Unless otherwise provided herein or in the Note, any notice or other communication herein required or permitted to be given shall be in writing and may be personally served, telecopied, telexed or sent by United States mail, to Debtor or Secured Party, as the case may be, addressed to it at the respective address set forth in the Note, or at such other address as shall be designated by Debtor or Secured Party, as the case may be, in a written notice to the other party complying as to delivery with the terms of this
Section 9. All such notices and other communications shall be deemed to have been given when delivered in person, or received by telecopy or telex; or four business days after deposit in the United States mail, registered or certified, with postage prepaid and properly addressed.

      Section 10. Governing Law; Terms. This Agreement shall be governed by, and shall be construed and enforced in accordance with, the laws of the State of Texas, without regard to principles of conflicts of laws, except to the extent that the validity or perfection of the security interest hereunder, or remedies hereunder, in respect of any particular property are governed by the laws of a jurisdiction other than the State of Texas.

      Section 11. Severability of Provisions. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

      Section 12. Execution in Counterparts. This Agreement and any amendments, waivers, consents or supplements hereto may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original, but all such counterparts together shall constitute one and the same agreement.

      Section 13. Headings. The Section headings used in this Agreement are for convenience of reference only and shall not affect the construction of this Agreement.

      IN WITNESS WHEREOF, Debtor has caused this Agreement to be executed and delivered under seal by its duly authorized officer as of the date first above written.


                                          Energex, Inc.
                                                as Debtor

                                           By: /s/ Douglas R. Pedrie
                                           Douglas R. Pedrie, President

                                          Celebrity Entertainment, Inc.
                                                as Secured Party

                                          By: /s/ J. William Metzger
                                          J. William Metzger, Exec. Vice Pres.


                            EXHIBIT C TO SCHEDULE 13D
                          CONSENT LETTER OF SHAREHOLDER

                                               Date: November 5, 1996

Celebrity Entertainment, Inc.
214 Brazilian Ave., Suite 400
Palm Beach, FL 33480

Dear Sirs:

      As a shareholder of 7,000,000 shares of common stock of Celebrity Entertainment, Inc. (the "Company"), representing 46% percent of the voting shares of the Company, I am writing to request and to consent to the Company's effectuating a reverse split of its common stock on a one-for-fifty basis, with one whole share being issued in lieu of any fractional share, as soon as possible. The number of authorized shares should not change but should remain at the current level.

      Thank you.

                                               Sincerely,

                                               Energex, Inc.
                                               By: /s/ Douglas R. Pedrie
                                               Douglas R. Pedrie, President